GOLAR LNG PARTNERS LP

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, Bermuda HM 11

January 10, 2020

Via EDGAR

Kevin Dougherty and Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Golar LNG Partners LP

Registration Statement on Form F-3

Filed December 20, 2019

File No. 333-235614

Ladies and Gentlemen:

Set forth below are the responses of Golar LNG Partners LP (the “Registrant”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2020 with respect to the Registrant’s Registration Statement on Form F-3 (Reg. No. 333-235614), initially filed with the Commission on December 20, 2019 (the “Registration Statement”).  Concurrently herewith, the Registrant has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, the responses are prefaced by the exact text of the Staff’s comments in bold text. References to page numbers in the Registrants responses refer to Amendment No. 1.

Service of Process and Enforcement of Civil Liabilities, page 42

1.                    We note disclosure on page 42 under the section “Service of Process and Enforcement of Civil Liabilities” that you have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States. However, we do not see such submission in your limited partnership agreement. Please advise, and also refer to comment 2 below.

Response:                         The Registrant has revised the Registration Statement to delete the statement that the Registrant has expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States.  See page 42 of Amendment No. 1

2.                        We note that your forum selection provision in Section 17.8 of your amended and restated agreement of limited partnership identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims brought in a “derivative manner on behalf of the Partnership,” unless otherwise provided for in the Marshall Islands Act. Please revise your prospectus to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to clarify the relevant forum and to include related risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:                         The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the choice of forum provision does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Registrant has revised the Registration Statement accordingly. Please see page 42 of Amendment No. 1.

In addition, the Registrant has included a new risk factor relating to the forum selection provision in its partnership agreement. Please see page 8 of Amendment No. 1.

Please direct any questions you have with respect to the foregoing to, or if any additional information is required by the Staff please contact, Catherine Gallagher of Baker Botts L.L.P. at (202) 639-7725.

Sincerely,

GOLAR LNG PARTNERS LP

/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title	Principal Executive, Financial and Accounting Officer

cc: Catherine Gallagher, Baker Botts L.L.P.